UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 35938 / February 6, 2026

In the Matter of

TCW DIRECT LENDING VIII LLC
TCW SPECIALTY LENDING LLC
TCW ASSET MANAGEMENT COMPANY LLC

515 South Flower Street
Los Angeles, California 90071

(812-15775)

ORDER UNDER SECTIONS 12(d)(1)(J), 57(c), 57(i) AND 60 OF INVESTMENT COMPANY
ACT OF 1940 (THE "ACT") AND RULE 17D-1 UNDER THE ACT TO PERMIT CERTAIN
JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 12(d)(1)(A),
12(d)(1)(C), 57(A)(1), 57(a)(2) AND 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE
ACT

TCW Direct Lending VIII LLC (the "Company"), TCW Specialty Lending LLC (the "Extension
Fund"), and TCW Asset Management Company LLC (the "Adviser") filed an application on
May 2, 2025, and an amendment to the application on December 12, 2025, requesting an order
under sections 12(d)(1)(J), 57(c), 57(i) and 60 of Investment Company Act of 1940 (the "Act")
and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections
12(d)(1)(A), 12(d)(1)(C), 57(a)(1), 57(a)(2) and 57(a)(4) of the Act and rule 17d-1 under the Act.
The order permits the Company (i) to conduct an exchange offer pursuant to which investors in
the Company, including certain directors and officers of the Company and employees of the
Adviser, may elect to exchange all or a portion of their units in the Company ("Units") for an
equivalent number of shares in the Extension Fund, and (ii) to transfer to the Extension Fund a
pro rata portion of the Company's assets and liabilities, including a pro rata portion of each of the
Company's portfolio investments, in proportion to the percentage of Units tendered and accepted
for exchange.

On December 16, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35824). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. On January 21, 2026, the Commission published an amended notice (Investment

Company Act Release No. 35824A) in the Federal Register. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors.

It is further found that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of the Company or the Extension Fund or their respective shareholders or partners on the part of any person concerned, that the proposed transaction is consistent with the policies of the Company as recited in the filings by the Company with the Commission under the Securities Act of 1933, its registration statement and reports filed under the Securities Exchange Act of 1934, and its reports to shareholders or partners, and that the proposed transaction is consistent with the general purposes of the Act.

It is further found that participation by the Company and the Extension Fund in the proposed transaction is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly, in the matter of TCW Direct Lending VIII LLC, et al. (File No. 812-15775), IT IS ORDERED, under section 57(c) of the Act, that the requested exemption from sections 57(a)(1) and section 57(a)(2) of the Act is hereby granted, effective immediately.

IT IS FURTHER ORDERED, under section 57(i) of the Act and rule 17d-1 under the Act, that the requested order to permit certain joint transactions that may be otherwise prohibited by section 57(a)(4) and rule 17d-1 of the Act is hereby granted, effective immediately.

IT IS FURTHER ORDERED, under section 12(D)(1)(J) and section 60 of the Act, that the requested exemption from section 12(d)(1)(A) and section 12(d)(1)(C) of the Act is hereby granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.